EXHIBIT NO. 11

STATEMENT OF COMPUTATION OF EARNINGS PER SHARE

	Year Ended December 31, 2002

	Shares	Earnings Per Share

	(In Thousands)

Basic Weighted Average Shares Outstanding	3,390	$1.55

Diluted	3,390
Average Shares Outstanding	71
Common Stock Equivalents	3,461	$1.52

	Year Ended December 31, 2001

Basic Weighted Average Shares Outstanding	3,373	1.29

Diluted
Average Shares Outstanding	3,373
Common Stock Equivalents	3
	3,376	1.29